FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of July 2005


                                ACS - TECH80 LTD.
                  (Translation of registrant's name in English)


      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Attached, as Exhibits 1 through 3 to this Report on Form 6-K, respectively, are
(i) the Registrant's press release dated March 7, 2005, regarding its results for the year ended December 31, 2004 (ii) the Registrant's press release dated May 3, 2005, regarding its results for the quarter ended March 31, 2005, and
(iii) the Registrant's press release dated July 20, 2005, regarding its results for the quarter ended June 30, 2005, all of which are hereby incorporated by reference herein.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       ACS - Tech80 Ltd.
                                                       (Registrant)

                                                       By: /s/ Ze'ev Kirshenboim
                                                       -------------------------
                                                       Ze'ev Kirshenboim
                                                       President and CEO
                                                       July 25, 2005